

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2017

Gary G. Gemignani
Executive Vice President, Chief Financial Officer
Synergy Pharmaceurticals Inc.
420 Lexington Avenue
Suite 2012
New York, NY 10170

> **Re: Synergy Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31,2016**
> **Filed March 1, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 001-35268**

Dear Mr. Gemignani:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Notes to Condensed Consolidated Financial Statements
Note 2: Basis of Presentation, Accounting Policies and Going Concern
Inventories, page 8

1. Please tell us the amount of inventories at December 31, 2016 and June 30, 2017 in the following categories:

    • Raw Materials;
    • Work-in-process;
    • Finished goods in your possession;

• Finished goods in the distribution channel associated with your deferred revenue.

Represent to us that in future Forms 10-K and 10-Q you will disclose this information as required by Rules 5-02.6(a) and 10-01(a)(2) of Regulation S-X, respectively.

<u>Note 8: Research and Development Expense, page 13</u>

2.   Please tell us the following information associated with the batches of inventory manufactured for sale but charged to research and development expense prior to the fourth quarter of 2016:

• The amount of costs associated with these batches of inventory that were charged to research and development expenses through September 30, 2016.
• In terms of some measure of volume, the number of units or batches on hand at each of December 31, 2016, March 31, 2017 and June 30, 2017 for which you have zero or low cost ("zero-cost inventory).
• The impact on your historical results of operations for the first and second quarter of 2017 in terms of what cost of goods sold and negative gross profit would have been if you had not charged the direct and indirect costs to manufacture these batches to research and development expenses.
• The estimated selling value of and the estimated period to sell this zero-cost inventory at each of December 31, 2016, March 31, 2017 and June 30, 2017.
• If the estimated periods to sell this zero-cost inventory and the inventories recorded on your balance sheet are expected to exceed your estimated product sales for the next twelve months, tell us why you reflect none of your inventory on your December 31, 2016, March 31, 2017 and June 30, 2017 balance sheets as non-current given your disclosed first-in, first-out basis of inventory accounting.
• If you expect a significant amount of inventory on hand and in the distribution channel at each of December 31, 2016, March 31, 2017 and June 30, 2016 to be sold after one year from each of these dates, tell us the shelf life of TRULANCE and why you believe you will be able to realize the capitalized inventory at each of these dates.
• If known, the estimated range of cost of goods sold as a percentage of revenue for the expected sales of inventory that you have capitalized; i.e., the normalized estimated range once you sell all your zero-cost inventory.

Separately tell us your consideration for disclosing the above information in your Management's Discussion and Analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at 202-551-3638 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments.

Gary G. Gemignani
Synergy Pharmaceurticals Inc.
September 25, 2017
Page 3

Division of Corporation Finance
Office of Healthcare and
Insurance